Exhibit 99.1

Chindata Group Reports Second Quarter and Half Year 2022 Unaudited Financial Results

BEIJING, August 25, 2022 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the second quarter and half year 2022 ended June 30, 2022. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•

Solid growth and profitability momentum continued, upbeat results for eight straight quarters. Revenue in the second quarter of 2022 increased by 51.2% year over year (“YoY”) to RMB1,038.1 million. Net income in the second quarter of 2022 increased by 206.3% YoY to RMB199.6 million, with a margin of 19.2%. Adjusted EBITDA in the second quarter of 2022 increased by 60.8% YoY to RMB544.3 million, with a margin of 52.4%. The Company has been delivering upbeat revenue and adjusted EBITDA results for eight straight quarters.

•

Business continued to expand, total capacity increased by 72MW during the second quarter to reach 776MW. Two new under construction hyperscale projects in northern China with a total capacity of 73MW were added to our asset portfolio. One 13MW leased hyperscale project supporting a Chinese cloud service provider was put into service. Quarter end total capacity reached 776MW, representing a 34.3% YoY increase compared with 578W in the same quarter of 2021.

•

Ramp-up remained strongly on track, utilized capacity increased by 57MW to reach 401MW. With our clients’ healthy business performance, an additional utilized capacity of 57MW was added in the second quarter, mostly from our northern China and Malaysia campus, supporting existing clients including the anchor client, a Chinese cloud service provider and one of the key international clients. Quarter end utilized capacity reached 401MW, representing a 59.6% YoY growth. Overall utilization ratio remained healthy at 78% by end of the second quarter, compared with 69% in FY22Q1 and 70% in FY21Q2.

•

Continued to support our client’s business growth and received 32MW new commitment from our existing clients. Contracted capacity increased by 75MW in the second quarter, mainly contributed by Indication of Interest (“IOI”) conversion and new contract from the anchor client. A new 3MW IOI for an existing project in Yangtze River region was received to support a key international client. Total contracted and IOI capacity reached 650MW in the second quarter, representing a 31.2% YoY increase.

•

500 million USD syndicated loan financing officially closed in June, BBB- rating reaffirmed by international rating agency. The Company officially closed a 500 million USD syndicated loan financing on June 24th, 2022. The facility, joined by 15 lenders, has a 3-year tenor with a 2-year extension option. On July 25th, 2022, Fitch rating reaffirmed the Company’s Long-Term Foreign- and Local-Currency Issuer Default Ratings (IDRs) and foreign-currency senior unsecured rating at 'BBB-', with a stable outlook.

Management Quote

Mr. Huapeng Wu, Chief Executive Officer of Chindata Group, commented, “Our business in China and Southeast Asia continued its solid momentum in the second quarter of 2022. Total capacity of the Company reached 776MW, which is a 72MW increase during the quarter and we have been delivering upbeat revenue results for eight straight quarters. We believe our early and ongoing layout in Asia Pacific emerging market and key regions under the “East-Data-West-Computation” in China, along with our hyperscale model that serves digital leaders and enterprise clients, constitutes the solid fundamentals for such momentum. The Company is also constantly devoting itself to pursuing growth with quality through constant innovation and research and development. As a demonstration of that, our approved and pending patents by end of the second quarter was 361, representing an increase of 51 compared with that in the first quarter of 2022.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “Once again, we are delivering outstanding financial performance. With the firm execution of our core mission - to find the most efficient way to convert electric power to computing power – we continued to bring industry leading efficiency, sustainable scale, customized service to our top quality clients. As a result, our financials remain healthy and our momentum remained strong. Revenue in the second quarter increased by 50.5% YoY to RMB1,038.1 million, and adjusted EBITDA increased by 60.8% YoY to RMB544.3 million. We managed to keep our strong profitability as well. Our adjusted EBITDA margin managed to stay at above 50% level, while our GAAP net margin recorded a new high of 19.2% in the second quarter. Furthermore, the Company has successfully closed the $500 million syndicated loan in late June, and the reaffirmation of our investment grade credit rating by notable rating agency recently has enabled the Company to maintain its diversified financing options.”

Business Highlights

Asset Overview

•

Total Capacity. Total capacity continued to grow at a steady pace. Total capacity increased by 72MW to 776MW by the end of the second quarter of 2022, representing a 34.3% YoY growth. (vs. 704MW in FY22Q1, 578MW in FY21Q2).

o

In-service capacity. In-service capacity increased by 13MW to 511MW, representing a 41.8% YoY growth (vs. 498MW in FY22Q1, 361MW in FY21Q2), mainly contributed by CN13, a 13MW leased hyperscale project located in client’s campus in Tianjin, China supporting the business of a Chinese cloud service provider.

o

Under-construction capacity. Under-construction capacity was 265MW by the end of the second quarter of 2022 (vs.206MW in FY22Q1, 217MW in FY21Q2). Two new under-construction hyperscale project were added to the Company’s asset portfolio, including CN19, a 26MW project located in Hebei province and CN20, a 47MW project located in Shanxi province. Both projects are scheduled for delivery in 2023.

•	Contracted and IOI capacity. The Company continued to receive commitments from existing clients during the second quarter to support their growth.
o

Total contracted and IOI capacity increased by 32MW during the second quarter to reach 650MW, representing a 31.2% YoY growth (vs. 619MW in FY22Q1, 496MW in FY21Q2). Contracted capacity increased by 75MW in the second quarter, mostly contributed by conversion of a total of 45MW IOI on project CN09, CN11-C and CN14 in northern China for the anchor client, and a newly contracted 30MW on CN18 in northern China for the anchor client. With such, the aforementioned four projects turned fully contracted by end of the second quarter. An additional 3MW IOI commitment was received from one of the key international clients on the existing project CE01 in Yangtze River Delta area in China.

o

Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 95% by the end of the second quarter of 2022 (vs. 95% by end of FY22Q1, 91% by end of FY21Q2). Contracted & IOI ratio for total capacity was 84% by the end of the second quarter of 2022 (vs. 88% by end of FY22Q1, 86% by end of FY21Q2).

•

Utilized capacity. Ramp up remained on track during the quarter as our client continued to grow their business. Total utilized capacity increased by 57MW to 401MW, representing a 59.6% YoY growth (vs. 344MW by end of FY22Q1, 251MW by end of FY21Q2).

o

Additional utilized capacity of 57MW was contributed by projects in northern China (including Shanxi province, Hebei province, and Tianjin) and Malaysia. (CN08, CN09, CN11-B, CN11-C, MY0102, CN13, CN15), supporting our existing clients including the anchor client, a Chinese cloud service provider and one of the key international clients.

o	Utilized ratio was 78% by the end of the second quarter of 2022 (vs. 69% by the end of FY22Q1, 70% by the end of FY21Q2).

Recent Development on Business Ecosystem and Capacity Expansion

Going beyond the successful inclusion of certain diversified clients in the last two years, the Company continued its effort in leveraging its competitive strength and building up business partnership ecosystem in pursuit of improved client, geography and business model diversification and sustainable business development under the “East-Data-West-Computation” national policy. Recently on July 27th, 2022, the Company entered into strategic cooperation with Taiji Computer Co., LTD., one of the leading players in e-government, smart city and industrial internet in China. Through such cooperation, both parties intended to make full use of their resource advantages and to cooperate to expand services to more potential industry customers under the new national policy.

The Company also further strengthened its foothold in its existing layout in key region under the “East-Data-West-Computation” national policy. On August 19th, 2022, the Company entered into agreement with local government in Datong, Shanxi Province, where one of the Company’s key northern China campus is located (less than 300km away from Beijing). According to the agreement, the Company will further expand its existing capacity in the Datong campus to build up a total of over 500MW capacity going forward. Once completed, the campus is expected to become the largest IDC campus in Asia.

Syndicated Loan Financing Closed and Credit Rating Reaffirmed

The Company officially closed the 500 million USD syndicated loan financing on June 24th, 2022. The facility, joined by 15 lenders, has a 3-year tenor with a 2-year extension option. Meanwhile, rating agencies conducted annual review with the Company and provided updated credit opinion. On June 14th, Moody’s reaffirmed the Company’s Ba2 corporate family rating with a stable outlook. On July 25th, 2022, Fitch rating reaffirmed the Company’s Long-Term Foreign- and Local-Currency Issuer Default Ratings (IDRs) and foreign-currency senior unsecured rating at 'BBB-', with a stable outlook. Quoting the remarks of Fitch, “Chindata's ratings reflect its position as a major developer, owner and operator of hyperscale data centers, with a strong presence in China and other Asian emerging markets. Chindata's business risk profile is characterized by high entry barriers, given the strategic location of its data centers and the mission-critical services it provides. Cash flow visibility is high, backed by long-term lease contracts with counterparties that have strong market positions”.

Recent Development on Research & Development and Innovation

On July 29th, 2022, the Company and its technical partner, Vertiv Technology, jointly released a waterless cooling technology. Coined “X-Cooling”, the solution enables data centers to achieve zero Water Use Efficiency (“WUE”) cooling, which is setting a new benchmark for the industry, providing a new alternative for better datacenter power and water usage efficiency under the national “East-Data-West-Computing” policy. With the integration of control and sensing technology, the solution makes cooling system capable of automatically adjusting itself to factors such as outdoors environment, workload, and various operation modes so as to run with optimized energy efficiency performance. Under its testing in the Company’s data center campus in Hebei province, China, the solution yielded a PUE performance of less than 1.1 and a WUE performance of 0, indicating a potential save of 1.2 million tons of water per year for a 100MW data center in a real world scenario, offering favorable evidence for massive application going forward. By the end of the second quarter of 2022, the Company has a total of 361 approved and pending patents, compared with 310 by end of the previous quarter and 256 by end of the same quarter in 2021.

Second Quarter and Half Year 2022 Financial Results Summary

TOTAL REVENUES

Total revenues in the second quarter of 2022 increased by 51.2% to RMB1,038.1 million (US$155.0 million) from RMB686.4 million in the same period of 2021, primarily driven by the robust growth of the Company’s colocation services.

For the first half of 2022, total revenues increased by 47.3% to RMB1,958.7 million (US$292.4 million) from RMB1,329.8 million in the same period of 2021.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the second quarter of 2022 increased by 47.7% to RMB602.2 million (US$89.9 million) from RMB407.6 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For the first half of 2022, total cost of revenue increased by 38.7% to RMB1,101.8 million (US$164.5 million) from RMB794.5 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the second quarter of 2022 increased by 56.4% to RMB435.9 million (US$65.1 million) from RMB278.8 million in the same period of 2021. Gross margin in the second quarter of 2022 was 42.0%, compared with 40.6% in the same period of 2021 and 45.7% in the first quarter of 2022.

For the first half of 2022, gross profit increased by 60.1% to RMB856.9 million (US$127.9 million) from RMB535.2 million in the same period of 2021. Gross margin in the first half of 2022 was 43.8%, compared to 40.2% in the same period of 2021.

OPERATING EXPENSES

Total operating expenses in the second quarter of 2022 decreased by 3.6% to RMB125.9 million (US$18.8 million) from RMB130.5 million in the same period of 2021.

For the first half of 2022, total operating expenses increased by 11.0% to RMB295.4 million (US$44.1 million) from RMB266.0 million in the same period of 2021.

•Selling and marketing expenses in the second quarter of 2022 decreased by 33.5% to RMB15.4 million (US$2.3 million) from RMB23.2 million in the same period of 2021, primarily due to less share-based compensation expense and less marketing activity as the headquarter of the Company in Beijing was under work-from-home mode during the month of May due to Covid-19 related administration. For the first half of 2022, selling and marketing expenses decreased by 14.4% to RMB37.8 million (US$5.7 million) from RMB44.2 million in the same period of 2021, primarily due to less marketing activity as the headquarter of the Company in Beijing were under work-from-home mode during the month of May due to Covid-19 related administration.

•General and administrative expenses in the second quarter of 2022 increased by 5.3% to RMB91.1 million (US$13.6 million) from RMB86.5 million in the same period of 2021, primarily due to higher share-based compensation expense and increased personnel cost as the Company grew its business. For the first half of 2022, general and administrative expenses increased by 19.8% to RMB218.9 million (US$32.7 million) from RMB182.7 million in the same period of 2021, primarily due to higher share-based compensation expense and increasing personnel cost as the Company grew its business.

•Research and development expenses in the second quarter of 2022 decreased by 7.0% to RMB19.4 million (US$2.9 million) from RMB20.8 million in the same period of 2021. For the first half of 2022, research and development expenses decreased by 1.2% to RMB38.6 million (US$5.8 million) from RMB39.0 million in the same period of 2021.

OPERATING INCOME

As a result of the foregoing, operating income in the second quarter of 2022 increased by 109.2% to RMB310.0 million (US$46.3 million) from RMB148.2 million in the same period of 2021. Operating income margin in the second quarter of 2022 was 29.9%, compared with 21.6% in the same period of 2021 and 27.3% in the first quarter of 2022.

For the first half of 2022, operating income increased by 108.6% to RMB561.6 million (US$83.8 million) from RMB269.3 million in the same period of 2021. Operating income margin in the first half of 2022 was 28.7%, compared to 20.2% in the same period of 2021.

NET INCOME

Net income in the second quarter of 2022 increased by 206.3% to RMB199.6 million (US$29.8 million) from RMB65.1 million in the same period of 2021. Net income margin in the second quarter of 2022 was 19.2%, compared with 9.5% in the same period of 2021 and 10.3% in the first quarter of 2022.

For the first half of 2022, net income increased by 138.5% to RMB294.1 million (US$43.9 million), compared with RMB123.3 million in the same period of 2021. Net income margin in the first half of 2022 was 15.0%, compared to 9.3% in the same period of 2021.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the second quarter of 2022 were RMB0.54 (US$0.08). Basic and diluted earnings per share were RMB0.27 (US$0.04). Each ADS represents two of the Company's Class A ordinary share.

For the first half of 2022, basic and diluted earnings per American Depositary Share ("ADS") were RMB0.80 (US$0.12). Basic and diluted earnings per share were RMB0.40 (US$0.06).

ADJUSTED EBITDA

Adjusted EBITDA in the second quarter of 2022 increased by 60.8% to RMB544.3 million (US$81.3 million), from RMB338.5 million in the same period of 2021. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, change in fair value of financial instruments, foreign exchange gain (loss) and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the second quarter of 2022 was 52.4%, compared with 49.3% in the same period of 2021 and 53.7% in the first quarter of 2022.

For the first half of 2022, Adjusted EBITDA increased by 60.7% to RMB1,038.8 million (US$155.1 million), from RMB646.3 million in the same period of 2021. Adjusted EBITDA margin in the first half of 2022 was 53.0%, compared with 48.6% in the same period of 2021.

ADJUSTED NET INCOME

Adjusted net income in the second quarter of 2022 increased by 114.1% to RMB241.9 million (US$36.1 million), from RMB113.0 million in the same period of 2021. Adjusted net income is defined as net income excluding share-based compensation and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on non-GAAP adjustments.

Adjusted net income margin in the second quarter of 2022 was 23.3%, compared with 16.5% in the same period of 2021 and 19.3% in the first quarter of 2022.

For the first half of 2022, Adjusted net income increased by 88.7% to RMB419.5 million (US$62.6 million), from RMB222.3 million in the same period of 2021. Adjusted net income margin in the first half of 2022 was 21.4%, compared with 16.7% in the same period of 2021.

BALANCE SHEET

As of June 30, 2022, the Company had cash, cash equivalents and restricted cash of RMB5.8 billion (US$860.5 million), compared to cash, cash equivalents and restricted cash of RMB4.4 billion as of March 31, 2022.

2022 Full Year Business Outlook

Taking numerous factors into consideration, the Company reiterated its guidance for full year 2022 as follows.

TOTAL REVENUES

•	RMB4,130 million – RMB4,230 million, a 44.8-48.3% increase over full year 2021

ADJUSTED EBITDA

•	RMB2,100 million – RMB2,180 million, a 48.0-53.6% increase over full year 2021

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, August 25, 2022, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the link provided below to complete the online registration process. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

Event Title: Chindata Group Holdings Limited Q2 2022 Earnings Call

Registration Link: https://register.vevent.com/register/BI9ac874204bd442dea5b1cbc2f0514a5a

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.6981 to US$1.00, the noon buying rate on June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,390,293	5,043,283	752,942
Restricted cash	460,174	604,682	90,277
Accounts receivable, net	661,027	927,933	138,537
Value added taxes recoverable	327,553	393,631	58,768
Prepayments and other current assets	508,276	342,226	51,093
Total current assets	6,347,323	7,311,755	1,091,617
Non-current assets
Property and equipment, net	9,427,591	10,649,916	1,589,991
Operating lease right-of-use assets	803,544	906,657	135,360
Finance lease right-of-use assets	136,825	132,762	19,821
Goodwill and intangible assets, net	778,683	786,780	117,463
Restricted cash	390,535	115,888	17,302
Value added taxes recoverable	424,011	371,931	55,528
Other non-current assets	373,439	453,574	67,716
Total non-current assets	12,334,628	13,417,508	2,003,181
Total assets	18,681,951	20,729,263	3,094,798
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	1,950,525	931,121	139,013
Accounts payable	1,701,299	1,548,654	231,208
Current portion of operating lease liabilities	45,501	44,115	6,586
Current portion of finance lease liabilities	4,765	4,860	726
Accrued expenses and other current liabilities	599,257	398,344	59,471
Total current liabilities	4,301,347	2,927,094	437,004
Non-current liabilities
Long-term bank loans	3,526,460	6,529,707	974,860
Operating lease liabilities	198,806	200,950	30,001
Finance lease liabilities	57,002	56,691	8,464
Other non-current liabilities	483,704	546,770	81,631
Total non-current liabilities	4,265,972	7,334,118	1,094,956
Total liabilities	8,567,319	10,261,212	1,531,960
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,646,328	10,753,458	1,605,449
Statutory reserves	189,700	189,700	28,321
Accumulated other comprehensive income	(257,977)	(305,820)	(45,658)
Accumulated deficit	(463,465)	(169,333)	(25,281)
Total shareholders’ equity	10,114,632	10,468,051	1,562,838
Total liabilities and shareholders’ equity	18,681,951	20,729,263	3,094,798

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share information)

	For the three months ended				For the six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	686,398	920,608	1,038,097	154,984	1,329,780	1,958,705	292,426
Cost of revenue	(407,626)	(499,574)	(602,182)	(89,903)	(794,546)	(1,101,756)	(164,488)
Gross profit	278,772	421,034	435,915	65,081	535,234	856,949	127,938
Operating expenses
Selling and marketing expenses	(23,213)	(22,416)	(15,426)	(2,303)	(44,198)	(37,842)	(5,650)
General and administrative expenses	(86,510)	(127,838)	(91,104)	(13,601)	(182,733)	(218,942)	(32,687)
Research and development expenses	(20,823)	(19,214)	(19,360)	(2,890)	(39,048)	(38,574)	(5,759)
Total operating expenses	(130,546)	(169,468)	(125,890)	(18,794)	(265,979)	(295,358)	(44,096)
Operating income	148,226	251,566	310,025	46,287	269,255	561,591	83,842
Net interest expense	(55,006)	(84,627)	(60,518)	(9,035)	(112,762)	(145,145)	(21,670)
Foreign exchange gain (loss)	519	(529)	3,667	547	582	3,138	468
Changes in fair value of financial instruments	(15)	(55)	10,436	1,558	12,841	10,381	1,550
Others, net	5,624	618	13,637	2,036	9,864	14,255	2,128
Income before income taxes	99,348	166,973	277,247	41,393	179,780	444,220	66,318
Income tax expense	(34,199)	(72,405)	(77,683)	(11,598)	(56,431)	(150,088)	(22,408)
Net income	65,149	94,568	199,564	29,795	123,349	294,132	43,910
Earnings per share:
Basic	0.09	0.13	0.27	0.04	0.17	0.40	0.06
Diluted	0.09	0.13	0.27	0.04	0.17	0.40	0.06
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(50,943)	(15,433)	(32,410)	(4,839)	(55,544)	(47,843)	(7,143)
Comprehensive income	14,206	79,135	167,154	24,956	67,805	246,289	36,767

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	65,149	94,568	199,564	29,795	123,349	294,132	43,910
Depreciation and amortization	143,875	166,356	185,318	27,667	282,486	351,674	52,504
Share-based compensation	37,809	72,993	32,345	4,829	78,858	105,338	15,727
Amortization of debt issuance cost	6,689	40,085	11,042	1,649	14,764	51,127	7,633
Others	11,490	18,630	25,592	3,821	3,949	44,222	6,603
Changes in operating assets and liabilities	20,832	(224,385)	21,632	3,230	(24,192)	(202,753)	(30,270)
Net cash generated from operating activities	285,844	168,247	475,493	70,991	479,214	643,740	96,107
Net cash paid for long-lived assets and business combinations	(526,203)	(1,224,885)	(1,007,840)	(150,467)	(1,180,602)	(2,232,725)	(333,337)
Net cash from short-term investment activities	(99,998)	161,851	33,052	4,935	(99,998)	194,903	29,098
Net cash used in investing activities	(626,201)	(1,063,034)	(974,788)	(145,532)	(1,280,600)	(2,037,822)	(304,239)
Net proceeds from financing activities	513,566	39,274	1,819,657	271,668	960,724	1,858,931	277,531
Net cash generated from financing activities	513,566	39,274	1,819,657	271,668	960,724	1,858,931	277,531
Exchange rate effect on cash, cash equivalents and restricted cash	(65,230)	(13,164)	71,166	10,623	(46,106)	58,002	8,661
Net increase (decrease) in cash, cash equivalents and restricted cash	107,979	(868,677)	1,391,528	207,750	113,232	522,851	78,060
Cash, cash equivalents and restricted cash at beginning of period	6,916,716	5,241,002	4,372,325	652,771	6,911,463	5,241,002	782,461
Cash, cash equivalents and restricted cash at end of period	7,024,695	4,372,325	5,763,853	860,521	7,024,695	5,763,853	860,521

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	65,149	94,568	199,564	29,795	123,349	294,132	43,910
Add: Depreciation and amortization(1)	145,881	168,363	187,324	27,967	286,499	355,687	53,103
Add: Net interest expenses	55,006	84,627	60,518	9,035	112,762	145,145	21,670
Add: Income tax expenses	34,199	72,405	77,683	11,598	56,431	150,088	22,408
Add: Share-based compensation	37,809	72,993	32,345	4,829	78,858	105,338	15,727
Add: Changes in fair value of financial instruments	15	55	(10,436)	(1,558)	(12,841)	(10,381)	(1,550)
Add: Foreign exchange (gain) loss	(519)	529	(3,667)	(547)	(582)	(3,138)	(468)
Add: Non-cash operating lease cost relating to prepaid land use rights	949	959	959	143	1,785	1,918	286
Adjusted EBITDA	338,489	494,499	544,290	81,262	646,261	1,038,789	155,086
Net income margin	9.5%	10.3%	19.2%	19.2%	9.3%	15.0%	15.0%
Adjusted EBITDA margin	49.3%	53.7%	52.4%	52.4%	48.6%	53.0%	53.0%

Note:

(1)	Before the deduction of government grants.

	For the three months ended				For the six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	65,149	94,568	199,564	29,795	123,349	294,132	43,910
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	12,253	12,170	12,240	1,827	24,535	24,410	3,644
Add: Share-based compensation	37,809	72,993	32,345	4,829	78,858	105,338	15,727
Add: Tax effects on non-GAAP adjustments(2)	(2,214)	(2,194)	(2,210)	(330)	(4,435)	(4,404)	(657)
Adjusted Net Income	112,997	177,537	241,939	36,121	222,307	419,476	62,624
Net income margin	9.5%	10.3%	19.2%	19.2%	9.3%	15.0%	15.0%
Adjusted Net Income margin	16.5%	19.3%	23.3%	23.3%	16.7%	21.4%	21.4%

Note:

(1)

Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.

(2)	Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination.